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Astris Energi Inc. · 6-K · For 02/02/05,  Filed On 02/07/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 02, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Astris Energi Inc. · 6-K · For 02/02/05, Filed On 02/07/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Material Change, dated February 02, 2005	3

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EXHIBIT 1
MATERIAL CHANGE REPORT

Form 51-102F3

Name and Address of Company

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, ON L5L 1X2

Date of Material Change:

January 27, 2005

News Release

A news release was issued on January 31, 2005 and disseminated through the facilities of CCN Matthews.

Summary of Material Change:

Astris Energi Inc. had signed a Purchase Agreement with Macnor Corp. (a related party) for the purchase of Macnor’s 70% share of Astris s.r.o., Astris Energi’s affiliate company in the Czech Republic. The transaction was completed.

Full Description of Material Change:

Under the terms of the Agreement, Macnor received an aggregate consideration of 5,000,000 purchase units. Each purchase unit consists of one common share and one share purchase warrant of Astris Energi Inc. 2,000,000 of the warrants are exercisable at CDN $0.90; 2,000,000 of the warrants are exercisable at CDN $1.10; and 1,000,000 warrants are exercisable at CDN $1.30. The warrants expire on January 27, 2008.

The acquisition was subject to all regulatory rules and other approvals dealing with related party transactions, including shareholder approval. Shareholders approved the purchase at the Special Meeting of Shareholders held on October 22, 2004.Reliance on subsection 7.1(2) or (3) of NI 51-102:

not applicable

Omitted Information:
none

Executive Officer:

For further information, please contact Anthony Durkacz, Vice-President of Finance, telephone: (905) 608-2000.

Date of Report:
February 2, 2005.

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